DATED November 9, 2020
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-237475
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES J, 0.800% NOTES DUE 2025

SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series J, 0.800% Notes Due 2025
Format:	SEC Registered-Registration Statement Number 333-237475
Trade Date:	November 9, 2020
Settlement Date (Original Issue Date):	November 13, 2020, which is the third business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium Term Notes on any date prior to two business days before delivery will be required, because the Medium-Term Notes will not initially settle in T+2, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.
Maturity Date:	November 13, 2025
Principal Amount:	$1,000,000,000
Price to Public (Issue Price):	99.873%
Dealers’ Commission:	0.350% (35.0 basis points)
All-in-price:	99.523%
Pricing Benchmark:	UST 0.250% Notes due October 31, 2025
UST Spot (Yield):	0.446%
Spread to Benchmark:	+38.0 basis points (0.380%)
Yield to Maturity:	0.826%
Net Proceeds to Issuer:	$995,230,000
Coupon:	0.800%
Interest Payment Dates:	Interest will be paid semi-annually on the 13th of May and November of each year, commencing May 13, 2021 and ending on the Maturity Date
Redemption:	The notes may be redeemed at the option of Caterpillar Financial Services Corporation prior to the stated maturity date. See “Other Provisions-Optional Redemption” below.
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Barclays Capital Inc. (23.33%)
J.P. Morgan Securities LLC (23.33%)
SG Americas Securities, LLC (23.34%)
Co-Managers:	BNP Paribas Securities Corp. (2.43%)
HSBC Securities (USA) Inc. (2.43%)
ING Financial Markets LLC (2.43%)
Lloyds Securities Inc. (2.43%)
TD Securities (USA) LLC (2.43%)
U.S. Bancorp Investments, Inc. (2.43%)
Commerz Markets LLC (1.86%)
Loop Capital Markets LLC (1.58%)
Scotia Capital (USA) Inc. (1.43%)
Standard Chartered Bank (1.43%)

Mizuho Securities USA LLC (1.29%)
Wells Fargo Securities, LLC (1.29%)
ANZ Securities, Inc. (0.86%)
ICBC Standard Bank Plc (0.86%)
KBC Securities USA LLC (0.86%)
SMBC Nikko Securities America, Inc. (0.86%)
Mischler Financial Group, Inc. (0.71%)
Westpac Capital Markets LLC (0.71%)
BBVA Securities Inc. (0.56%)
BNY Mellon Capital Markets, LLC (0.56%)
Itau BBA USA Securities, Inc. (0.56%)

ICBC Standard Bank Plc is restricted in its US securities dealings under the Bank Holding Company Act and is not a U.S.-registered broker-dealer. All sales of securities in the U.S. will be made by or through U.S.-registered broker-dealers. ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes in the United States. ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes for offer and/or sale in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Billing and Delivery Agent:	Barclays Capital Inc.
CUSIP:	14913R2H9
Other Provisions:
Optional Redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes to be redeemed; or
• the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 7.5 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such notes.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of Barclays Capital Inc., J.P. Morgan Securities LLC or a Primary Treasury Dealer appointed by SG Americas Securities, LLC and any of their respective successors and assigns, as appointed by us, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.
“Reference Treasury Dealer” means (1) any of Barclays Capital Inc., J.P. Morgan Securities LLC or a Primary Treasury Dealer appointed by SG Americas Securities, LLC and any of their respective successors and assigns, as appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a “Primary Treasury Dealer”), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Holders of the notes to be redeemed will receive notice thereof by first-class mail at least 10 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes of a series are to be redeemed, the trustee will select the particular notes of such series or portions thereof for redemption from the outstanding notes of such series not previously called, pro rata or by lot, or in such other manner as we shall direct.

No PRIIPs KID - No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Notice to Swiss Investors

The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Neither this pricing supplement nor any accompanying prospectus supplement, prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors provided there is no publicity for the notes in Switzerland and no Swiss prospectus requirements are triggered. This pricing supplement and accompanying prospectus and prospectus supplement may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this pricing supplement and accompanying prospectus and prospectus supplement or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, J.P. Morgan Securities LLC collect at (212) 834-4533 or SG Americas Securities, LLC toll free at (855) 881-2108.

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